Exhibit 12.1

Blackstone Mortgage Trust, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Years ended December 31,						Three Months Ended March 31,
	2008		2009	2010	2011	2012	2013
Fixed Charges
Interest expense, including amortization	$129,202		$79,753	$123,963	$96,974	$38,138	$777
Interest capitalized	—		—	—	—	—	—
Interest within rental expense	—		—	—	—	—	—
Preferred security dividend requirements in consolidated subsidiaries	—		—	—	—	—	—

Total fixed charges	$129,202		$79,753	$123,963	$96,974	$38,138	$777

Earnings
Pre-tax income (loss) from continuing operations before equity investees	($51,704)		($569,017)	($189,035)	$250,985	$280,606	($1,559)
Add:
Fixed charges, including amortization	129,202		79,753	123,963	96,974	38,138	777
Distributed income of equity investees	—		—	60	1,898	1,933	—
Income from equity investees arising from guarantees	—		—	—	—	—	—
Less:
Interest capitalized	—		—	—	—	—	—
Preferred security dividend requirements in consolidated subsidiaries	—		—	—	—	—	—
The non-controlling interest in pre-tax subsidiaries that have not incurred fixed charges	—		—	—	—	—	—

Earnings (loss)	$77,498		($489,264)	($65,012)	$349,857	$320,677	($782)

Ratio of Earnings to Fixed Charges	0.60	(a)	n/a (b)	n/a (c)	3.61x	8.41x	n/a (d)

(a)	For the year ended December 31, 2008, our fixed charges exceeded our earnings by $51.7 million.
(b)	For the year ended December 31, 2009, our losses exceeded our fixed charges by $569.0 million.
(c)	For the year ended December 31, 2010, our losses exceeded our fixed charges by $189.0 million.
(d)	For the three months ended March 31, 2013, our losses exceeded our fixed charges by $1.6 million.